Exhibit 99.1

Scotiabank reaches agreements with the U.S. Department of Justice and the Commodity Futures Trading Commission

TORONTO, Aug. 19, 2020 /CNW/ - The Bank of Nova Scotia ("Scotiabank") has entered into a Deferred Prosecution Agreement ("DPA") with the U.S. Department of Justice (the "DOJ").  Additionally, the Commodity Futures Trading Commission (the "CFTC") issued three separate orders against Scotiabank (collectively, the "Orders"). The DPA and the Orders (together, the "Resolutions") resolve the DOJ's and CFTC's investigations into Scotiabank's activities and trading practices in the metals markets and related conduct as well as pre-trade mid-market marks and related swap dealer compliance issues.

Under the terms of the resolutions announced today, the Bank agreed to make aggregate payments to the DOJ and CFTC of approximately $127.5MM (USD) and to retain an independent compliance monitor.  The Bank fully reserved for the payments in these Resolutions in prior quarters.  Under one of the orders, the CFTC will defer proceedings to suspend or revoke the Bank's provisional registration as a swap dealer subject to the Bank's implementation of a remediation plan, among other conditions.

At Scotiabank, we understand that in order to maintain the trust of our stakeholders, we must adhere to trading-related regulatory requirements and compliance policies.  We are committed to adhering to these standards.

About Scotiabank
Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future," we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of approximately 97,000 employees and assets of over $1.2 trillion (as at April 30, 2020), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on Twitter @ScotiabankViews.

SOURCE Scotiabank

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For further information: For Investor Relations enquiries only: Philip Smith, Investor Relations, 416-863-2866, philip.smith@scotiabank.com; For media enquiries only: Heather Armstrong, Global Communications, 416-933-3250, heather.armstrong@scotiabank.com

CO: Scotiabank

CNW 12:12e 19-AUG-20